WORKSPORT LTD.

2500 N America Dr

West Seneca, NY 14224

888-554-8789

www.worksport.com

April 4, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worksport Ltd. (the “Company”)
Registration Statement on Form S-1 (File No. 333-278461)
Filed April 2, 2024

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM (Eastern Time) on Monday, April 8, 2024, or as soon thereafter as is practicable.

Very truly yours,
WORKSPORT LTD.

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	Chief Executive Officer, President and Chairman